SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

RECEIVED
2007 JUN 12 A 8:-1
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

June 11, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

07024371

Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

PROCESSED
JUN 1 5 2007 E
THOMSON
FINANCIAL

SUPPL

Hyo Jung Lim

Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7531
Fax) 82-2-727-7427
Email) hj4.lim@samsung.com

dw 6/12

SAMSUNG
ELECTRONICS

RECEIVED
2007 JUN 12 A 8:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

June 4, 2007

Book Closure/Record Date for Interim Dividend

On June 4, 2007, the management committee of Samsung Electronics decided on book closure period and record date for interim dividend. The book closure aims to determine the list of shareholders entitled to interim dividend for the year 2007.
Note that interim dividend and payout ratio shall be approved by the Board of Directors.

▫ Details

Book closure period: July 1 to 14, 2007
Record date: June 30, 2007

END